Exhibit 99.1

Perion Reports First Quarter 2026 Results

CTV spend grew 68%, DOOH spend grew 29%,
Outmax AI Agent spend grew 316% year-over-year
Reiterating 2026 Guidance

New York & Tel Aviv – May 20, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today reported its financial results for the first quarter ended March 31, 2026.

“During the quarter, we continued to advance the Perion One platform and our Outmax AI Agent technology, with encouraging adoption from customers and new global partnerships. We extended Outmax into a new social channel with its launch on TikTok, and formed an exclusive partnership in Africa, adding a new distribution channel in this high-growth digital advertising market,” said Tal Jacobson, Perion’s CEO.

Mr. Jacobson added, “Perion’s vision is centered on fully integrating AI across every facet of our business. We are leveraging AI not only as the core engine that drives higher ROI and measurable outcomes for our customers, but also internally to streamline our operations, optimize our cost structure, and drive greater efficiency across the company.”

First Quarter 2026 Business and Financial Highlights

●	Growth engines performance:

o	Outmax AI agent adoption - spend[1] increased by 316% YoY

o	CTV spend increased 68% YoY

o	DOOH spend increased 29% YoY

o	Retail Media[2] vertical spend increased 27% YoY

●	Perion One spend increased 6% YoY

●	Total revenue of $90.4 million, increased 1% YoY

●	Total contribution ex-TAC remained flat YoY at $39.7 million, with a 44% margin

●	Adjusted EBITDA of $0.5 million

●	Cash flow from operations of $6.7 million, adjusted free cash flow of $7.0 million

●	Repurchased 2.5 million shares for a total of $24.1 million

●	Expanded partnerships and integrations:

o	Exclusive Outmax partnership in Africa with Mediamark and McSorely Media

o	Outmax AI agent now available for TikTok

o	Bouygues Telecom adopts Outmax

1 On a proforma basis

2 Retail Media revenue includes several media channels, such as CTV, DOOH and others

First Quarter 2026 Financial Highlights3

In millions, except per share data	Three months ended
	March 31,
	2026	2025	%
Advertising Solutions Revenue	$66.7	$69.7	(4)%
Search Advertising Revenue	$23.7	$19.6	21%
Total Revenue	$90.4	$89.3	1%
Contribution ex-TAC (Revenue ex-TAC)	$39.7	$39.7	0%
GAAP Net loss	$(10.0)	$(8.3)	(20)%
Non-GAAP Net Income	$4.8	$5.4	(11)%
Adjusted EBITDA	$0.5	$1.8	(75)%
Adjusted EBITDA to Contribution ex-TAC	1%	5%
Net Cash from Operations	$6.7	$(7.1)	NM
Adjusted Free Cash Flow	$7.0	$(6.1)	NM
GAAP Diluted EPS	$(0.26)	$(0.19)	(37)%
Non-GAAP Diluted EPS	$0.11	$0.11	0%

3 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, Adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures. See below reconciliation of GAAP to non-GAAP measures. Numbers may not add up due to rounding.

Financial Outlook for Full-Year 20264

Based on current expectations, the Company is reiterating its full-year 2026 outlook ranges:

●	Contribution ex-TAC[5] of $215 to $235 million

●	Adjusted EBITDA[5] of $50 to $54 million

Share Repurchase Program

●	During the first quarter of 2026, the Company repurchased a total of 2.5 million shares for a total amount of $24.1 million

●	As of March 31, 2026, under the authorized $200 million share repurchase plan, the Company repurchased a total of 15.3 million shares for a total amount of $142.2 million

Financial Comparison for the First Quarter of 2026

Revenue: Revenue increased by 1% to $90.4 million in the first quarter of 2026 from $89.3 million in the first quarter of 2025. Advertising Solutions revenue decreased 4% year-over-year, accounting for 74% of revenue, primarily due to decline in our Web channel, partially offset by an increase in CTV and Digital Out of Home channels. Search Advertising revenue increased by 21% year-over-year, accounting for 26% of revenue.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $50.7 million, or 56% of revenue, in the first quarter of 2026, compared with $49.7 million, or 56% of revenue, in the first quarter of 2025.

GAAP Net Loss: GAAP net loss was $10.0 million in the first quarter of 2026, compared with $8.3 million in the first quarter of 2025.

Non-GAAP Net Income: Non-GAAP net income was $4.8 million, or 5% of revenue, in the first quarter of 2026, compared with $5.4 million, or 6% of revenue, in the first quarter of 2025. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $0.5 million, or 1% of revenue and 1% of Contribution ex-TAC in the first quarter of 2026, compared with $1.8 million, or 2% of revenue and 5% of Contribution ex-TAC in the first quarter of 2025. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

4 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

5 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA and non-GAAP Diluted EPS are non-GAAP measures. See below reconciliation of GAAP to non-GAAP measures.

Cash Flow from Operations: Net cash provided by operating activities in the first quarter of 2026 was $6.7 million, compared with net cash used in operating activities of $7.1 million in the first quarter of 2025.

Net cash: As of March 31, 2026, cash and cash equivalents, short-term bank deposits and marketable securities, amounted to $293.0 million, compared with $312.9 million as of December 31, 2025.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q1-2026-earnings-call.open-exchange.net

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion helps brands, agencies, and retailers maximize the value of their advertising investments with advanced AI and creative technologies. Its unified platform, Perion One, bridges media, data, and performance across digital channels to deliver superior results in an increasingly complex advertising environment.

For more information, visit www.perion.com

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, Adjusted free cash flow, Non-GAAP net income and non-GAAP diluted earnings per share.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as GAAP income (loss) from operations excluding stock-based compensation expenses, retention and other acquisition-related expenses, unusual legal costs, gains and losses recognized with respect to changes in fair value of contingent consideration, amortization of acquired intangible assets, restructuring costs and other charges as well as depreciation.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment, net of sales and capitalized software development costs, but excluding the purchase of property and equipment related to our new corporate headquarter office, the portion of the cash payment of contingent consideration in excess of the acquisition date fair value and retention payment related to acquisitions, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as GAAP net income (loss) and GAAP net earnings (loss) per share excluding stock-based compensation expenses, amortization of acquired intangible assets and the related taxes thereon, retention and other acquisition-related expenses, unusual legal costs, gains and losses recognized with respect to changes in fair value of contingent consideration, restructuring costs and other charges as well as foreign exchange gains and losses associated with ASC-842.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.

Dudi Musler, VP of Investor Relations

+972 (54) 7876785

dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Revenue
Advertising Solutions	$66,703	$69,705
Search Advertising	23,671	19,637
Total Revenue	90,374	89,342

Costs and Expenses
Cost of revenue	12,318	12,341
Traffic acquisition costs and media buy	50,695	49,681
Research and development	6,949	8,452
Selling and marketing	21,367	17,725
General and administrative	9,408	9,376
Change in fair value of contingent consideration	225	-
Depreciation and amortization	4,900	3,472
Restructuring costs and other charges	-	1,322
Total Costs and Expenses	105,862	102,369

Loss from Operations	(15,488)	(13,027)
Financial income, net	2,277	3,407
Loss before Taxes on income	(13,211)	(9,620)
Tax benefit	3,210	1,274
Net loss	$(10,001)	$(8,346)

Net loss per Share
Basic	$(0.26)	$(0.19)
Diluted	$(0.26)	$(0.19)

Weighted average number of shares
Basic	39,102,892	44,866,925
Diluted	39,102,892	44,866,925

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$52,057	$89,997
Restricted cash	1,184	1,176
Short-term bank deposits	173,354	151,030
Marketable securities	67,560	71,877
Accounts receivable, net	150,779	187,871
Prepaid expenses and other current assets	25,433	17,830
Total Current Assets	470,367	519,781

Long-Term Assets
Property and equipment, net	14,152	11,685
Operating lease right-of-use assets	16,297	17,171
Goodwill and intangible assets, net	351,084	355,235
Deferred taxes	13,724	9,266
Other assets	567	620
Total Long-Term Assets	395,824	393,977
Total Assets	$866,191	$913,758

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$113,888	$129,882
Accrued expenses and other liabilities	33,987	37,821
Short-term operating lease liability	1,663	2,324
Deferred revenue	1,173	1,206
Short-term payment obligation related to acquisitions	16,938	17,348
Total Current Liabilities	167,649	188,581

Long-Term Liabilities
Payment obligation related to acquisition	10,499	10,383
Long-term operating lease liability	19,743	20,034
Deferred taxes	7,109	7,397
Other long-term liabilities	11,633	11,357
Total Long-Term Liabilities	48,984	49,171
Total Liabilities	216,633	237,752

Shareholders' equity
Ordinary shares	327	341
Additional paid-in capital	471,697	487,716
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	(147)	267
Retained earnings	178,683	188,684
Total Shareholders' Equity	649,558	676,006
Total Liabilities and Shareholders' Equity	$866,191	$913,758

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(10,001)	$(8,346)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,900	3,472
Stock-based compensation expense	8,020	7,587
Foreign currency translation	3	10
Accrued interest, net	3,321	2,914
Deferred taxes, net	(4,749)	3,318
Accrued severance pay, net	71	(998)
Restructuring costs and other charges	-	1,322
Gain from sale of property and equipment	(12)	(24)
Net changes in operating assets and liabilities	5,102	(16,305)
Net cash provided by (used in) operating activities	$6,655	$(7,050)

Cash flows from investing activities
Purchases of property and equipment, net of sales	(251)	(1,698)
Capitalized software development costs	(2,118)	-
Investment in marketable securities, net of sales	4,170	11,571
Short-term deposits, net	(22,324)	(1,983)
Net cash provided by (used in) investing activities	$(20,523)	$7,890

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	33	17
Repurchase of shares for retirement	(24,086)	(6,501)
Net cash used in financing activities	$(24,053)	$(6,484)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(11)	144
Net decrease in cash and cash equivalents and restricted cash	(37,932)	(5,500)
Cash and cash equivalents and restricted cash at beginning of period	91,173	157,362
Cash and cash equivalents and restricted cash at end of period	$53,241	$151,862

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended
	March 31,
	2026	2025
	(Unaudited)

Revenue	$90,374	$89,342
Traffic acquisition costs and media buy	50,695	49,681
Contribution ex-TAC	$39,679	$39,661

	Three months ended
	March 31,
	2026	2025
	(Unaudited)

GAAP loss from Operations	$(15,488)	$(13,027)
Stock-based compensation expenses	8,020	7,587
Retention and other acquisition related expenses	2,550	1,878
Unusual legal costs	248	564
Change in fair value of contingent consideration	225	-
Amortization of acquired intangible assets	4,152	2,914
Restructuring costs and other charges	-	1,322
Depreciation	748	558
Adjusted EBITDA	$455	$1,796

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2026	2025
	(Unaudited)

GAAP Net loss	$(10,001)	$(8,346)
Stock-based compensation expenses	8,020	7,587
Amortization of acquired intangible assets	4,152	2,914
Retention and other acquisition related expenses	2,550	1,878
Unusual legal costs	248	564
Change in fair value of contingent consideration	225	-
Restructuring costs and other charges	-	1,322
Foreign exchange losses (gains) associated with ASC-842	94	(361)
Taxes on the above items	(505)	(188)
Non-GAAP Net Income	$4,783	$5,370

Non-GAAP diluted earnings per share	$0.11	$0.11

Shares used in computing non-GAAP diluted earnings per share	43,154,462	49,056,439

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended
	March 31,
	2026	2025
	(Unaudited)

Net cash provided by (used in) operating activities	$6,655	$(7,050)
Purchases of property and equipment, net of sales	(251)	(1,698)
Capitalized software development costs	(2,118)	-
Free cash flow	$4,286	$(8,748)
Purchase of property and equipment related to our new corporate headquarter office	-	1,337
Retention payment related to acquisitions	2,700	1,300[6]
Adjusted free cash flow	$6,986	$(6,111)

6 An acquisition-related retention payment in the amount of $1.3M was made in Q1 2025. We have added this item back in our calculation of free cash flow, as we do not consider it indicative of ongoing operating performance absent acquisition activity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP FULL YEAR 2026 GUIDANCE

In thousands

	Low	High

Revenue	$460	$490
Traffic acquisition costs and media buy	245	255
Contribution ex-TAC	$215	$235